# SEC Schedule 13D/A (Amendment No. 6) — Beneficial ownership report by holders of more than 5% of a class

Issuer: DISC MEDICINE, INC., CIK 0001816736
CUSIP: 254604101
Title of class of securities: Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 321 Arsenal Street, Suite 101, Watertown, Massachusetts (MA), 02472
Date of event which requires filing of this statement: 10/20/2025
Filed by CIK 0001890993
Persons authorized to receive notices and communications: Alejandro Moreno, Access Industries, Inc., 40 West 57th St., 28th Floor, New York, New York (NY), 10019, (212) 247-6400; Langhorne S. Perrow, Access Industries, Inc., 40 West 57th St., 28th Floor, New York, New York (NY), 10019, (212) 247-6400; Nicholas P. Pellicani, Debevoise & Plimpton LLP, 28 Tudor Street, London, United Kingdom (X0), EC4Y 0AY, 44 20 7786 9000

## Reporting persons
- AI DMI LLC (CIK 0001890993): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: affiliate funds (AF); sole voting power 3,018,460; shared voting power 0; sole dispositive power 3,018,460; shared dispositive power 0; aggregate amount beneficially owned 3,018,460 (8% of the class)
  Comment: * Represents (i) 2,814,379 shares of Common Stock and (ii) 204,081 pre-funded warrants to purchase shares of Common Stock at $0.0001 per share (the "Pre-Funded Warrants").
  ** Based on 37,518,012 shares of Common Stock consisting of (i) 37,313,931 shares of Common Stock outstanding as reported in the Issuer's prospectus supplement, filed with the Securities and Exchange Commission (the "SEC") on October 21, 2025, and (ii) 204,081 shares of Common Stock underlying the Pre-Funded Warrants.
- Access Industries Holdings LLC (CIK 0001391297): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 3,018,460; sole dispositive power 0; shared dispositive power 3,018,460; aggregate amount beneficially owned 3,018,460 (8% of the class)
  Comment: * Represents (i) 2,814,379 shares of Common Stock and (ii) 204,081 Pre-Funded Warrants.
  ** Based on 37,518,012 shares of Common Stock consisting of (i) 37,313,931 shares of Common Stock outstanding as reported in the Issuer's prospectus supplement filed with the SEC on October 21, 2025, and (ii) 204,081 shares of Common Stock underlying the Pre-Funded Warrants.
- Access Industries Management, LLC (CIK 0001508226): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 3,018,460; sole dispositive power 0; shared dispositive power 3,018,460; aggregate amount beneficially owned 3,018,460 (8% of the class)
  Comment: * Represents (i) 2,814,379 shares of Common Stock and (ii) 204,081 Pre-Funded Warrants.
  ** Based on 37,518,012 shares of Common Stock consisting of (i) 37,313,931 shares of Common Stock outstanding as reported in the Issuer's prospectus supplement filed with the SEC on October 21, 2025, and (ii) 204,081 shares of Common Stock underlying the Pre-Funded Warrants.
- Len Blavatnik (CIK 0001326628): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 3,018,460; sole dispositive power 0; shared dispositive power 3,018,460; aggregate amount beneficially owned 3,018,460 (8% of the class)
  Comment: * Represents (i) 2,814,379 shares of Common Stock and (ii) 204,081 Pre-Funded Warrants.
  ** Based on 37,519,012 shares of Common Stock consisting of (i) 37,313,931 shares of Common Stock outstanding as reported in the Issuer's prospectus supplement filed with the SEC on October 21, 2025, and (ii) 204,081 shares of Common Stock underlying the Pre-Funded Warrants.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.0001 per share
Name of issuer: DISC MEDICINE, INC.
Address of issuer's principal executive offices: 321 Arsenal Street, Suite 101, Watertown, Massachusetts (MA), 02472
Comment:
This Amendment No. 6 to Schedule 13D is being filed by AI DMI LLC ("AI DMI"), Access Industries Holdings LLC ("AIH"), Access Industries Management, LLC ("AIM") and Len Blavatnik (collectively, the "Reporting Persons", and each, a "Reporting Person"), in respect of the common stock, par value $0.0001 per share (the "Common Stock"), of Disc Medicine, Inc. (the "Issuer"). The shares of Common Stock of the Issuer are listed on the Nasdaq Global Market under the symbol "IRON."

The Schedule 13D filed by the Reporting Persons with the Securities and Exchange Commission (the "SEC") on January 9, 2023, as amended and supplemented by Amendment No. 1 to the Schedule 13D filed by the Reporting Persons with the SEC on February 17, 2023, Amendment No. 2 to the Schedule 13D filed by the Reporting Persons with the SEC on June 20, 2023, Amendment No. 3 to the Schedule 13D filed by the Reporting Persons with the SEC on November 13, 2023, Amendment No. 4 to the Schedule 13D filed by the Reporting Persons with the SEC on June 20, 2024 and Amendment No. 5 to the Schedule 13D filed by the Reporting Persons with the SEC on March 3, 2025 (together, the "Schedule"), is hereby amended and supplemented by the Reporting Persons as set forth below in this Amendment No. 6. This amendment is filed by the Reporting Persons in accordance with Rule 13d-2 of the Securities Exchange Act of 1934 (the "Act"), as amended, and refers only to information that has materially changed since the filing of the Schedule. The items identified below, or the particular paragraphs of such items which are identified below, are amended as set forth below. Unless otherwise indicated, all capitalized terms used and not defined herein have the respective meanings assigned to them in the Schedule.

## Item 4. Purpose of Transaction
Purpose of transaction:
The disclosure in Item 4 to the Schedule is hereby supplemented by adding the following at the end thereof:

On October 20, 2025, the Issuer entered into an underwriting agreement (the "Underwriting Agreement") with AI DMI LLC as a selling stockholder and Jefferies LLC, Leerink Partners LLC, Morgan Stanley & Co. LLC and Cantor Fitzgerald & Co. (the "Representatives"), as representatives of the several underwriters listed on Schedule I thereto (the "Underwriters"), related to an underwritten offering (the "Offering"), pursuant to which (i) the Issuer issued and sold (a) 2,619,049 shares of Common Stock at a price to the public of $84.00 per share and (b) in lieu of Common Stock to certain investors, pre-funded warrants to purchase an aggregate of 59,523 Pre-Funded Warrants at a price to the public of $83.9999 per Pre-Funded Warrant, which represents the per share public offering price for the Common Stock less the $0.0001 per share exercise price for each such Pre-Funded Warrant and (ii) AI DMI agreed to sell to the Underwriters 297,619 shares of Common Stock at a price to the public of $84.00 per share (the "Secondary Offering"). In addition, AI DMI granted the Underwriters an option exercisable for 30 days from the date of the Underwriting Agreement to purchase, at the public offering price less any underwriting discounts and commissions, up to an additional 446,428 shares of Common Stock, which the Underwriters exercised in full on October 21, 2025. AI DMI received net proceeds of $58,749,951.12 in connection with the Offering, which closed on October 22, 2025. The Offering was made pursuant to a preliminary prospectus supplement and final prospectus supplement under the Issuer's shelf registration statement on Form S-3 (File No. 333-281359) and shelf registration statement on Form S-3 (File No. 333-269270), each of which has been filed with the SEC.

Under the Underwriting Agreement, AI DMI agreed with each Underwriter to pay (directly or by reimbursement) all fees and expenses incident to the performance of their obligations under the Underwriting Agreement that are not otherwise specifically provided for therein, including but not limited to (i) fees and expenses of counsel and other advisors for AI DMI (except to the extent such fees are required to be paid by the Issuer pursuant to the Underwriting Agreement) and (ii) expenses and taxes incident to the sale and delivery of the shares of Common Stock to be sold by AI DMI to the Underwriters thereunder. The Underwriters also agreed to reimburse AI DMI for certain bona fide expenses incurred in connection with the Offering, subject to the closing of the Offering and sale of the Common Stock pursuant to the Underwriting Agreement.

In connection with the Offering, pursuant to the Underwriting Agreement, AI DMI entered into a lock-up agreement with the Representatives, in substantially the same form attached as Exhibit A to the Underwriting Agreement (the "Lock-up Agreement") in which AI DMI agreed that, without the prior written consent of the Representatives, it and its affiliates will not, and will not publicly disclose an intention to, during the period ending 45 days after the date of the prospectus relating to the Offering, (i) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of, directly or indirectly, any shares of Common Stock beneficially owned (as such term is used in Rule 13d-3 of the Act) or any other securities so owned convertible into or exercisable or exchangeable for Common Stock, but excluding shares to be sold in the Offering by AI DMI or any of its respective affiliates or (ii) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the Common Stock, whether any such transaction described in clauses (i) and (ii) above is to be settled by delivery of Common Stock or other such securities in cash or otherwise the "Lock-up Restrictions"). The Lock-up Agreement provides that if the Representatives, on behalf of the Underwriters, release or waive the restrictions in any lockup agreement for any stockholder, officer, or director of the Issuer, then the same percentage of AI DMI's shares shall be automatically released from the Lock-up Agreement on the same terms.

The Lock-up Restrictions will not apply, subject in certain cases to various conditions (including the transfer of the Lock-up Restrictions), to: (i) transactions relating to shares of Common Stock or other securities acquired in the Offering or in open market transactions after the completion of the Offering, (ii) transfers as a bona fide gift or to a charitable organization or educational institution in a transfer not involving a disposition for value, (iii) transfers or dispositions to any member of the immediate family of the party to the Lock-up Agreement or any trust for the direct or indirect benefit of, or the immediate family of, the party to the Lock-up Agreement in a transaction not involving a disposition for value, (iv) distributions or transfers to general or limited partners, affiliates, members, beneficiaries or other equityholders of AI DMI, its direct or indirect affiliates (as defined in Rule 405 promulgated under the Securities Act of 1933, as amended) or to an investment fund or other entity that controls or manages, or is under common control with AI DMI, (v) transfers or dispositions by will, other testamentary document or intestate succession to the legal representative, heir, beneficiary or a member of the immediate family of the party to Lock-up Agreement upon the death of the party to the Lock-up Agreement, (vi) transfers or dispositions by operation of law, pursuant to orders of a court or regulatory agency, in connection with a negotiated divorce settlement or pursuant to a qualified domestic relations order, (vii) transfers or dispositions pursuant to any contractual arrangement in effect on the date of the Lock-up Agreement and disclosed to the Underwriters in writing that provides for the repurchase of Common Stock or other securities of the Issuer or in connection with the termination of employment with or service to the Issuer, (viii) transfers or dispositions to the Issuer in connection with the conversion of any convertible security into, or the exercise of any option or warrant for, shares of Common Stock (including by way of "net" or "cashless" exercise solely to cover withholding tax obligations in connection with such exercise or transfer to the Company for the payment of taxes as a result of such exercise), (viii) transfers or dispositions in connection with the vesting or settlement of restricted stock units, so long as such sale is effected pursuant to the Issuer's sell to cover policy solely in an amount sufficient to cover withholding taxes due in connection with such restricted stock unit, (ix) the establishment of a trading plan on behalf of a stockholder, officer or director of the Issuer pursuant to Rule 10b5-1 under the Act for the transfer of shares of Common Stock, (x) transfers pursuant to a bona fide third-party tender offer, merger, consolidation or other similar transaction made to all holders of the Issuer's capital stock after the consummation of the Offering, the result of which is that any person (as defined in Section 13(d)(3) of the Act), or group of persons, other than the Issuer, becomes the beneficial owner of more than 50% of the total voting power of the voting stock of the Issuer, or (xi) sales or transfers of shares of Common Stock pursuant to a trading plan that has been entered into by AI DMI prior to the date of the Lock-up Agreement pursuant to Rule 10b5-1 under the Exchange Act.

The foregoing descriptions of the Underwriting Agreement and Lock-up Agreement do not purport to be complete and are qualified in their entirety by reference to the Underwriting Agreement and form of the Lock-up Agreement, filed as exhibits hereto, and which are incorporated into this Item 4 by reference.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
The disclosure in Item 5(a) to the Schedule is hereby amended and restated as follows:

(a) The responses of each of the Reporting Persons with respect to Rows 11, 12, and 13 of the cover pages of this Schedule 13D that relate to the aggregate number and percentage of Common Stock (including but not limited to footnotes to such information) are incorporated herein by reference.
Number of shares as to which each person has sole or shared power to vote or dispose:
The disclosure in Item 5(b) to the Schedule is hereby amended and restated as follows:

(b) The responses of each of the Reporting Persons with respect to Rows 7, 8, 9, and 10 of the cover pages of this Schedule 13D that relate to the number of shares of Common Stock as to which each of the persons or entities referenced in Item 2 above has sole or shared power to vote or to direct the vote of and sole or shared power to dispose of or to direct the disposition of (including but not limited to footnotes to such information) are incorporated herein by reference.

2,814,379 shares of Common Stock and 204,081 Pre-Funded Warrants are owned directly by AI DMI and may be deemed to be beneficially owned by AIH, AIM and Mr. Blavatnik because (i) Len Blavatnik controls AIM and holds a majority of the outstanding voting interests in AIH, (ii) AIM controls AIH and (iii) AIH indirectly controls all of the outstanding voting interests in AI DMI. Each of the Reporting Persons (other than AI DMI), and each of their affiliated entities and the officers, partners, members and managers thereof, disclaims beneficial ownership of these securities.
Other persons with the right to receive dividends or sale proceeds: Other than as disclosed in Item 4, the Reporting Persons have not engaged in any transactions in the Common Stock in the 60 days prior to the filing of this Schedule.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: The information set forth in Item 4 hereof is hereby incorporated by reference into this Item 6.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
The disclosure in Item 7 is hereby supplemented by adding the following in appropriate numerical order:

99.13 Joint Filing Agreement, dated as of October 22, 2025.
99.14 Underwriting Agreement, dated as of October 20, 2025 by and among Disc Medicine, Inc., AI DMI LLC, Jefferies LLC, Leerink Partners LLC, Morgan Stanley & Co. LLC and Cantor Fitzgerald & Co. (incorporated by reference to Exhibit 1.1 to the Issuer's Current Report on Form 8-K filed with the Securities and Exchange Commission on October 22, 2025)
99.15 Form of Lock-up Agreement (incorporated by reference to Exhibit A to Exhibit 1.1 to the Issuer's Current Report on Form 8-K filed with the Securities and Exchange Commission on October 22, 2025)

## Signatures
- AI DMI LLC: /s/ Alejandro Moreno, By: Access Industries Management, LLC, its manager; its Executive Vice President, General Counsel/Alejandro Moreno (10/22/2025)
- Access Industries Holdings LLC: /s/ Alejandro Moreno, By: Access Industries Management, LLC, its manager; its Executive Vice President, General Counsel/Alejandro Moreno (10/22/2025)
- Access Industries Management, LLC: /s/ Alejandro Moreno, Executive Vice President, General Counsel/Alejandro Moreno (10/22/2025)
- Len Blavatnik: /s/ Alejandro Moreno, By: Alejandro Moreno as Attorney-in-Fact (10/22/2025)
Comment: *The above signed, by signing his name hereto, executes this Schedule 13D pursuant to the Limited Power of Attorney executed on behalf of Mr. Blavatnik and filed herewith.